MAG Silver Corp.
March 7, 2008
For Immediate Release NR#08-06

MAG SILVER AMENDS MD&A FOR THIRD QUARTER

Vancouver, B.C…MAG Silver Corp. (TSX: MAG) (AMEX: MVG) (“MAG”) announces that as a result of a review by the British Columbia Securities Commission, we are issuing the following press release to clarify our disclosure.

For the nine month period ended September 30, 2007 the Company has filed an amended and restated Management Discussion and Analysis.  Amendments to the document consist of additional discussion regarding operations and financial condition, summary of quarterly results and changes in accounting policies.  Additional information has also been provided regarding selected annual information for the year ended December 31, 2004 and for outstanding share data as at March 4, 2008.

About MAG Silver Corp. (www.magsilver.com )
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG and its partner Peñoles are delineating a significant new silver vein discovery on the Juanicipio Joint Venture in Zacatecas State, Mexico. MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the Toronto Stock Exchange under the symbol MAG and on AMEX under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

"Frank Hallam"

Chief Financial Officer
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For further information on behalf of MAG Silver Corp contact Gordon Neal, VP Corp. Development at:
Phone: (604) 630-1399
Fax: (604) 484-4710
Toll free: (866) 630-1399
Website: www.magsilver.com
Email: info@magsilver.com

Neither the Toronto Stock Exchange nor the American Stock Exchange has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments that MAG expects, are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

Please Note:  Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and http://www.sec.gov/edgar/searchedgar/companysearch.html ..